                          [EXIGENT INTERNATIONAL LOGO]

April 17, 2001

Dear Exigent Stockholders:

     We are pleased to inform you that on April 2, 2001, Exigent International, Inc. ("Exigent") entered into a merger agreement with Harris Corporation ("Harris") and Manatee Merger Corp., a wholly owned subsidiary of Harris ("Manatee"), providing for the acquisition of Exigent.

     Under the terms of the merger agreement, Manatee has today commenced a cash tender offer to purchase all of the outstanding shares of Exigent common stock, at a price of $3.55 per share, net to the seller in cash, less any required withholding taxes, without interest. The merger agreement provides that, following the tender offer, Exigent will merge with and into Manatee and any remaining shares of common stock of Exigent will be converted into the right to receive $3.55 per share in cash, less any required withholding taxes, without interest, subject to appraisal rights described in the enclosed tender offer materials.

     After careful consideration, your Board of Directors unanimously approved the merger agreement, the offer and the merger. They determined that the offer and the merger are advisable and fair to, and in the best interests of, Exigent and its stockholders. The Board of Directors recommends that you accept the offer and tender your shares pursuant to the offer.

     In arriving at its recommendation, your Board of Directors gave careful consideration to a number of factors described in the enclosed tender offer materials. Included as an exhibit to the Schedule 14D-9 is the written opinion, dated April 2, 2001, of CIBC World Markets Corp., Exigent's financial advisor, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the $3.55 per share cash consideration to be received in the tender offer and the merger by the holders of the shares of Exigent common stock (other than Harris and its affiliates) was fair, from a financial point of view, to such holders.

     The enclosed tender offer materials, are being filed with the Securities and Exchange Commission today. Please give these tender offer materials careful consideration.

                                          Sincerely,

                                          /s/ B.R. Smedley

                                          B.R. "Bernie" Smedley
                                          Chairman of the Board and
                                          Chief Executive Officer